EXHIBIT 99.1

eFuture Announces CFO Change

BEIJING — May 14, 2013 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced that its Chief Financial Officer, Mr. Sean Zheng, informed the Company’s Board of Directors of his decision to resign from his position with the Company for personal reasons, effective June 7, 2013. Mr. Zheng’s resignation was not the result of any disagreement with the Company on any matter, including those relating to the Company’s financial or accounting operations, policies or practices.

The Company will immediately begin the search process for a new CFO.  Chairman and Chief Executive Officer of the Company, Mr. Adam Yan, will assume the position of interim CFO.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, said, "Sean joined eFuture over two years ago and has been an invaluable member of the Company’s senior management team.  He has made many significant contributions in the areas of accounting and finance, internal and regulatory control and investor relations. The Board of Directors and the entire staff of eFuture wish Sean the best in his future endeavors.”

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of May 14, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:

Troe Wen, Company Secretary

eFuture Information Technology Inc.

+86 10 5293 7699

ir@e-future.com.cn